U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB-A1

  Post-Effective Amendment No. 1 to Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                            ICON SYSTEMS, INC.
                           ------------------
       (Name of Small Business Issuer as specified in its charter)



      NEVADA                                   87-0565018
      ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)


                                 0-21899
                                 -------
                              (SEC File No.)


                     4848 South Highland Drive, #353
                       Salt Lake City, Utah  84117
                     ------------------------------
                 (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (801) 278-2805


 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

   Icon Systems, Inc. (the "Company") was organized under the laws of the State of Utah on August 26, 1987, under the name "Loki Holding Corp." The Company was incorporated for the primary purposes of holding funds of, managing the administrative matters of and investing in other business entities and engaging in any and all other lawful business.

          The Company was initially authorized to issue a total of 1,000,000 shares of common stock having a par value of one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and its current Bylaws were attached to the Company's Registration Statement on Form 10-SB, which was filed with the Securities and Exchange Commission on December 19, 1996, and are incorporated herein by this reference. See the Exhibit Index, Part III.

          At the Company's inception, the Board of Directors authorized the issuance of 10,000 "unregistered" and "restricted" shares of its common stock to an executive officer who may be deemed to have been a promoter or founder of the Company for the total consideration of $1,000.

          In April 1988, the Company's sole stockholder conveyed all of the issued and outstanding common stock of the Company to Dynamic Video, Inc., a Utah corporation ("Dynamic"), in consideration of 1,000,000 "unregistered" and "restricted" shares of common stock of Dynamic. As a result of this transaction, the Company became a wholly-owned subsidiary of Dynamic.

          On August 4, 1988, the Company changed its name to "Quazon Investment Corporation" and assigned the right to the name "Loki Holding Corp." to Dynamic. A copy of the Articles of Amendment whereby the Company effected this name change was attached to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part III.

          In October 1989, the Company issued an additional 52,500 "unregistered" and "restricted" shares of its common stock to Dynamic (which had changed its name to "Loki Holding Corp."), for payment of $3,150.

          Dynamic was incorporated under the laws of the State of Utah on June 26, 1981. Commencing in November 12, 1986, and pursuant to an exemption provided in Section 3(a)(11) of the Securities Act of 1933, as amended (the "1933 Act"), and Section 61-1-10 of the Utah Uniform Securities Act, Dynamic had publicly offered and sold an aggregate total of 3,250,000 shares of its common stock to public investors who were residents of the State of Utah, at a price of two cents ($0.02) per share. The offering was subsequently completed with the Company receiving aggregate gross proceeds of $65,000, before payment of legal, accounting and printing expenses.

          Following the completion of its public offering, Dynamic was engaged in the business of operating a video rental outlet. These operations were unsuccessful and in 1990 the Board of Directors of Dynamic determined to distribute Dynamic's shares of the Company to Dynamic's stockholders as a partial liquidating dividend, in the ratio of one share of the Company for every 10 shares held of record on May 25, 1990. Dynamic filed with the Utah Securities Division (the "Division") a reorganization exemption application under Rule 14.2p-1 of the rules of the Division. No objection was received from the Division in accordance with its rules and on June 23, 1990, the stockholders of Dynamic approved the partial liquidating dividend as proposed. Each of the stockholders also executed a certificate of residency representing that he or she was a bona fide resident of the State of Utah.

          On June 23, 1990, the Board of Directors and the stockholders of the Company resolved to (i) amend its Articles of Incorporation to change the name of the Company to "Quazon International Corporation;" and (ii) issue 100,000 "unregistered" and "restricted" shares of common stock to Steven D. Moulton, a stockholder, President and director of the Company, in consideration of office equipment and the cancellation of debt. A total of 62,500 shares were voted in favor of the amendment, with none voted against and none abstaining. A copy of the Articles of Amendment whereby the Company effected this name change was attached as an exhibit to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part III.

          The Board of Directors of the Company unanimously resolved on March 13, 1991, to (i) increase its authorized capital from 1,000,000 shares to 100,000,000 shares of common stock, with the par value to remain at one mill ($0.001) per share; and (ii) call a special meeting of stockholders to vote on the increase. At a special meeting held on March 25, 1991, the stockholders of the Company voted to adopt the increase, with 500,000 shares voting in favor, no shares voting against and none abstaining. A copy of the Articles of Amendment whereby the Company effected this increase was attached to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part III.

          On March 29, 1991, the Board of Directors unanimously resolved to amend the Company's Articles of Incorporation to authorize the issuance of 10,000,000 shares of preferred stock having a par value of $0.001 per share, with the Board of Directors having the authority to divide the preferred stock into series and fix the relative rights and preferences between the series. The stockholders of the Company approved the proposed amendment on April 8, 1991, with 500,000 of the 682,500 issued and outstanding shares of common stock voting in favor and none voting against or abstaining. As of the date of this Registration Statement, the Board of Directors has not fixed the rights and preferences of the Company's preferred stock and no shares of preferred stock have been issued. A copy of the Articles of Amendment whereby the Company authorized the class of preferred stock was attached to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part III.

          A special meeting of the Company's stockholders was held on August 15, 1991. At the meeting, a majority of the stockholders voted (i) to elect the following persons as directors and executive officers of the Company: Jay
A. Tompkins (director and President); Barbara A. Tompkins (director and Vice President); and Lynda C. Plemons (director and Secretary/Treasurer); (ii) to change the name of the Company to "Tompkins Environmental Corporation;"
(iii)to change the Company's business address; (iv) to add "environmental work" as a purpose of the Company; and (v) to acquire all of the issued and outstanding shares of stock of Tompkins Environmental Corporation, an Oklahoma corporation ("Tompkins Oklahoma"), in consideration of the issuance of 10,000,000 "unregistered" and "restricted" shares of the Company's common stock to the former stockholders of Tompkins Oklahoma. A copy of the Articles of Amendment whereby the Company effected this name change was attached to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part
III.

          The new management of the Company intended to engage in the business of hazardous waste disposal and building demolition. However, no such business was ever undertaken and the Company has had no business operations at any time. The Company was involuntarily dissolved by the State of Utah on October 11, 1994, for failure to maintain a registered agent in the State.

     On October 12, 1995, acting in response to a Verified Application filed by Kevin Boyer, a stockholder of the Company, the Third Judicial District Court of the State of Utah (the "Court")entered an Order that an annual meeting of the stockholders of the Company be held for the sole purpose of electing from among such persons as might be nominated to stand for election from the floor at the meeting, three directors to serve until the next annual meeting of stockholders or until their successors are elected (or appointed) and qualified. The Order further provided that such shares as were owned by the record registered owners of the Company's common stock as shown on its then-current stockholder list and which shares were present in person or by proxy at the meeting would constitute a quorum to conduct the meeting. A majority of the issued and outstanding shares represented at the meeting, which was held on October 24, 1995, were voted to elect Kevin Boyer, Diane Reed and Steven D. Moulton directors of the Company. The Court issued an Order Confirming Election of Directors on November 6, 1995.

          Also on October 24, 1995, the directors of the Company unanimously resolved to (i) appoint the following persons as executive officers, to serve until their successors are elected and qualified or until their prior resignation or termination: Kevin Boyer (President); Diane Reed (Vice President); Steven D. Moulton (Secretary/Treasurer); (ii) authorize Steven D. Moulton to execute all documents necessary to reinstate the Company in the State of Utah; (iii) authorize Kevin Boyer and Steven D. Moulton to open and maintain a bank account in the Company's name; (iv) change the principal mailing address of the Company to its present address (v) issue 5,000,000 "unregistered" and "restricted" shares each to QBC Holding Corporation, doing business as Wasatch Consulting Group ("Wasatch") and B.W. Blackstone, Ltd. ("Blackstone") for services rendered (vi) issue 2,000,000 "unregistered" and "restricted" shares to Kevin Boyer for services rendered; (vii) abandon Tompkins Oklahoma; and (viii) appoint Western States Transfer and to terminate Atlas Stock Transfer as the Company's transfer agent. Steven D. Moulton is the President, a director and a 9% stockholder of Wasatch. B. W. Blackstone, Ltd. was a sole proprietorship owned by Barrett Hicken, an individual who is unaffiliated with any of the current or former directors or executive officers of the Company.

          The Company was reinstated in the State of Utah on October 25, 1995.

          At an annual meeting held on September 14, 1996, a majority of the stockholders of the Company voted to (i) elect Michelle Wheeler, Jeff Taylor and Steven D. Moulton directors until the next annual meeting of stockholders or until their successors are elected and qualified; (ii) effect a reverse split of the Company's common stock on the basis of one share for 1,000, while retaining the authorized capital at 100,000,000 at the par value at one mill ($0.001) per share, with appropriate adjustments to the additional paid in capital and stated capital accounts of the Company, and with no stockholder's holdings to be reduced below 50 shares as a result of the reverse split; (iii) change the name of the Company to "Icon Systems, Inc.;" (iv) issue 3,000,000 post-split "unregistered" and "restricted" shares of common stock to Wasatch Consulting Group for services rendered and for the payment of $10,000 to the Company; and (v) change the domicile of the Company from the State of Utah to the State of Nevada. A copy of the Articles of Amendment effecting the reverse split and the name change was attached to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part III.

          The annual meeting of the Board of Directors of the Company was held immediately after the annual meeting of the stockholders. At the meeting, a majority of the Board of Directors voted: (i) to elect the following persons to serve as executive officers of the Company until the next annual meeting of the directors or until their successors are elected and qualified or until their earlier resignation or termination: Michelle Wheeler (President); Jeff Taylor (Vice President); and Steven D. Moulton (Secretary/Treasurer); (ii) to approve the above-referenced issuance of 3,000,000 post-split "unregistered" and "restricted" shares to Wasatch; (iii) to form a wholly-owned subsidiary in the State of Nevada to effectuate the change of domicile; and (iv) to appoint the executive officers of the Company to serve in the same capacities for the wholly-owned subsidiary.

          On September 24, 1996, the Company filed in the State of Nevada Articles of Merger whereby the Company was merged into Icon Systems, Inc., a Nevada corporation that was formed with authority to issue 100,000,000 shares of $0.001 par value common voting stock and 10,000,000 shares of $0.001 par value preferred stock, solely for the purpose of changing the Company's domicile ("Icon Nevada"); this act was undertaken pursuant to a joint consent of the Boards of Directors of the Company and Icon Nevada, dated September 18, 1996. Each outstanding share of the Company's common stock was exchanged for one share of common stock of Icon Nevada. The Articles of Merger were filed
with the State of Utah on September 30, 1996.   Copies of the Articles of
Incorporation and the Bylaws of Icon Nevada and the Joint Consent of Directors of the Company and Icon Nevada, by which the companies adopted a Plan of Merger, were attached to the Company's previously-filed Registration Statement on Form 10-SB and are incorporated herein by this reference. See the Exhibit Index, Part III. For the purposes of this Registration Statement, the Company" shall be deemed to be Icon Nevada for all events occurring after September 24, 1996.

          The Board of Directors of the Company unanimously resolved on October 10, 1996, to issue 500,000 "unregistered" and "restricted" post-split shares of common stock to each of the following persons for services rendered:
Diane Reed; Michelle Wheeler; Jeff Taylor; and Steven D. Moulton. The Board of Directors further resolved that the Company borrow $5,000 from Wasatch in exchange for a promissory note, payable on demand, and bearing interest at the rate of 10% per annum. On October 29, 1996, the amount of the loan was increased to $10,000. The purpose of this loan transaction was to provide the Company with sufficient capital to cover its operating expenses, including legal fees and accounting fees associated with the preparation of this Registration Statement and accompanying financial statements and the Company's periodic reports under the Securities Exchange Act of 1934, as amended (the "1934 Act"). See the caption "Plan of Operation," Part I, Item 2 of this Registration Statement and the Index to Financial Statements, Part F/S of this Registration Statement.

          On October 28, 1996, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment clarifying an inadvertent inconsistency in its Articles of Incorporation which had authorized the issuance of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, with the subsequent statement that "all stock of the [Company] shall be of the same class and shall have the same rights and preferences." The Certificate of Amendment corrected this inconsistency by deleting this clause from the Company's Articles of Incorporation. A copy of the Certificate of Amendment was attached to the Company's previously-filed Registration Statement on Form 10-SB and is incorporated herein by this reference. See the Exhibit Index, Part III.

Business.
---------

          The Company has never engaged in any substantive business operations. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. Because the Company has virtually no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition; such an issuance would almost certainly result in a change in control of the Company. This may also result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, or contract. Even if stockholder approval is sought, Wasatch beneficially owns approximately 60% of the outstanding shares of common stock of the Company, and could approve any acquisition, reorganization or merger it deemed acceptable. The Company makes no assurance that any future enterprise will be profitable or successful.

          The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

          Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq"), an issuer must have such securities registered under the 1934 Act. Upon the effective date of this Registration Statement, which took place on or about February 17, 1997, the Company's common stock became registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

          Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

          Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has extremely limited current assets and cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

          The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

          Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transact on is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

          Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders. However, due to the minimal amount of time devoted to management by any person other than Mr. Moulton, there are no preliminary agreements or understandings with respect to management compensation (with the exception of Mr. Moulton's salary of $500 per month). See the caption "Executive Compensation," Part I,
Item 6 of this Registration Statement.

          Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. It is not anticipated that any such opportunity will be afforded to other stockholders. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

          From 1984 to 1990, Steven D. Moulton, a director and the Secretary/Treasurer of the Company, served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and Vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and Onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International Corporation, which is currently known as "Beachport Entertainment Corporation." Since 1995, he has served as director and executive officer of the Company (director and Secretary/Treasurer) and Wasatch International Corporation (formerly "Java, Inc.")(director and President). Mr. Moulton resigned from his positions with Wasatch International Corporation in July, 1996. In addition, Mr. Moulton was the President and a director of the Company from its inception to July 31, 1991. Each of these companies may be deemed to have been a "blind pool" or "blank check" company at these times.

          Safron, Inc., a Utah corporation, sold 3,000,000 units of its securities at a price of $0.10 per unit, pursuant to a Registration Statement on Form S-18 that was filed with the Securities and Exchange Commission with an effective date of July 17, 1985. A total of $300,000 was raised under this offering for the purpose of acquiring or participating in a then-unidentified business opportunity. Mr. Moulton resigned his position with Safron, Inc. in November, 1987.

           Sagitta Ventures, Inc., a Utah corporation, filed a Registration Statement on Form S-18, effective date April 30, 1987, with the Securities and Exchange Commission. This Registration Statement provided for the sale of 12,000,000 units at a price of $0.02 per unit. The offering was closed on July 8, 1987, after 7,479,500 units were sold for an aggregate price of $149,590. Sagitta acquired all of the issued and outstanding common stock of Onyx Holding Corporation, with the proceeds from its offering, and subsequently distributed the Onyx shares as a partial liquidating dividend to its stockholders. Mr. Moulton was the President and a director of Onyx from July 10, 1987 through May 1, 1989.

          On August 19, 1987, Jasmine Investments completed the sale of 2,338,390 units to the public pursuant to a Registration Statement on Form S-18, at a price of $0.10 per share. A total of $233,839 was raised under this offering. After Mr. Moulton's resignation, Jasmine consummated a merger transaction and became known as "Audioventures Corporation."

          Java, Inc. sold 1,320,350 shares of its common stock at $0.10 per share pursuant to a Registration Statement on Form S-18, which became effective on April 22, 1986. On November 7, 1986, the stockholders of Java approved the acquisition of Quazon Communications, Inc., an Illinois corporation, which was engaged in the business of manufacturing and marketing computer terminals. Mr. Moulton resigned his position as Secretary/Treasurer on November 7, 1986, and resigned from the Board of Directors in August, 1987.

          Mr. Moulton resigned his positions with Omni International Corporation before its securities offering and had no involvement therein.

          Other than the Company, neither Michelle Wheeler nor Jeff Taylor has been involved as a director, executive officer or five percent stockholder of any "blank check" company in the last ten years.

Risk Factors.
-------------

          In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

          Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue in either of its two most recent fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

          Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

          Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

           Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

          Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2 of this Registration Statement.

          State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

          By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because the Company does not intend to make any offering of its securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any effect on the Company.

          In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

          The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States.

          Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target. It is expected that members of management, other than Steven D. Moulton, will devote approximately five to 10 hours per month to corporate maintenance. Mr. Moulton expects to spend approximately 50 hours per month to the Company, including preparation of periodic reports under the 1934 Act and, when management deems it appropriate, seeking a quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") and seeking a candidate for a merger or acquisition transaction.

          Conflicts of Interest; Related Party Transactions.   Although the
Company has not identified any potential acquisition target and management does not believe that there is any "present potential" for such a transaction, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Although there is no formal bylaw, stockholder resolution or agreement authorizing any such transaction, corporate policy does not forbid it and such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

          Voting Control. Due to its ownership of a majority of the shares of the Company's outstanding common stock, Wasatch has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

          No Market for Common Stock; No Market for Shares. Although the Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD before any merger or acquisition transaction, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

          Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          There has been no "established public market" for the Company's common stock in the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin
Board of the NASD.

          Section 15(g) of the 1934 Act, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

          The extremely limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

          Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
--------------------------------

          There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the these endeavors; however, the Company, having virtually no assets or cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have operating histories when compared with the complete lack of any substantive operations by the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
----------------------------------------------------------------------------

          None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

          None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
----------------

          None; not applicable.

Need for any Governmental Approval of Principal Products or Services.
---------------------------------------------------------------------

          On the effectiveness of the Company's Registration Statement on Form 10-SB, which occurred on or about February 17, 1997, the Company became subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the 1934 Act. Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to
Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

          Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

          Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business venturer, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by Wasatch, the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------

          Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

          The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer;
is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

          A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

          The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

          None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

           None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
---------- -----------------------------------------------------

Plan of Operation.
------------------

          The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

          Upon the effectiveness of its Registration Statement on Form 10-SB, on or about February 17, 1997, the Company became subject to the periodic reporting obligations of Section 13 of the 1934 Act. This will require the Company to file (i) an annual report on Form 10-KSB with the Securities and Exchange Commission within 90 days of the close of each fiscal year (Reg. Sections 240.13a-1 and 249.310b); (ii) a quarterly report on Form 10-QSB within 45 days of the end of each of the first three quarters of its fiscal year (Reg. Sections 240.13a-13 and 249.308b); and (iii) a current report on Form 8-k within 15 days of the occurrence of certain material events (e.g., changes in accountants, acquisitions or dispositions of a substantial amount of assets not in the ordinary course of business) (Reg. Sections 240.13a-11 and 249.308). In addition, annual reports on Form 10-KSB must be accompanied by audited financial statements as of the end of the issuer's most recent fiscal year. These reporting requirements may deter potential reorganization candidates that are not willing to undergo the public and agency scrutiny resulting therefrom.

          During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing and making the requisite filings with the Securities and Exchange Commission or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. Management does not intend to raise any required funds through any private placement of "unregistered" and "restricted" securities or any public offering of its common stock. Nor does the Company intend to undertake any offering of its securities under Regulation S of the Securities and Exchange Commission. As of the date of this Registration Statement, the Company has not begun seeking any acquisition and there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of any acquisition or merger candidate.

          Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
---------------------------------

          Other than cash in the amount of approximately $12,000, the Company has no appreciable assets, property or business; its principal executive office address and telephone number are the business office address and telephone number of its Secretary/Treasurer, Steven D. Moulton, and are provided at no cost. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Utah and, recently, in the State of Nevada, and with preparing this Registration Statement, the accompanying financial statements and the Company's periodic reports under the 1934 Act. These activities have consumed an insignificant amount of management's time; therefore, the costs to Mr. Moulton of providing the use of his office and telephone have been minimal. Accordingly, there is no written lease between the Company and Mr. Moulton and there are no preliminary agreements or understandings with respect to the use of the office facility, either now or in the future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of December 6, 1996. Each of these persons has sole investment and sole voting power over the shares indicated.

                                Number                 Percentage
Name and Address      of Shares Beneficially Owned      of Class
----------------      ----------------------------      --------

Steven D. Moulton               500,000 (1)                9.9%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Diane Reed                      500,000                    9.9%
2201 Hugo Avenue
Salt Lake City, Utah  84117

Jeff Taylor                     500,000                    9.9%
1879 Siggard Drive
Salt Lake City, Utah  84106

Wasatch Consulting Group      3,005,000                   59.8%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Michelle Wheeler                500,000                    9.9%
4817 S. Fortuna Way
Salt Lake City, Utah  84127
                                ---------                   -----
          TOTALS              5,005,000                   99.4%

(1) Due to his status as a director and the President of Wasatch, Mr. Moulton may also be deemed to control Wasatch, which owns 59.8% of the Company's issued and outstanding common stock. See the caption "Business Development,"
Part I, Item 1 of this Registration Statement.


Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of December 6, 1996. Each of these persons has sole investment and sole voting power over the shares indicated.

                                   Number              Percentage
Name and Address        of Shares Beneficially Owned    of Class
----------------        ----------------------------   ----------

Steven D. Moulton               500,000 (1)                9.9%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Jeff Taylor                     500,000                    9.9%
1879 Siggard Drive
Salt Lake City, Utah  84106

Michelle Wheeler                500,000                    9.9%
4817 S. Fortuna Way
Salt Lake City, Utah  84127
                                  -----                    -----
All directors and executive
officers as a group (3)       1,500,000                   29.7%



(1) Due to his status as a director and the President of Wasatch, Mr. Moulton may also be deemed to control Wasatch, which owns 59.8% of the Company's issued and outstanding common stock. See the caption "Business Development,"
Part I, Item 1 of this Registration Statement.

     See the caption "Directors, Executive Officers, Promoters and Control Persons," below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in May of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                       Date of       Date of
                  Positions          Election or   Termination
Name                Held             Designation   or Resignation
----                ----             -----------   --------------

Michelle Wheeler     President          9/96          *
                     Director           9/96          *

Jeff Taylor          Vice President     9/96          *
                     Director           9/96          *

Steven D. Moulton    Secretary/        10/95          *
                     Treasurer         10/95          *
                     Director          10/95          *


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Michelle Wheeler, Director and President. Ms. Wheeler, age 30, is a 1991 graduate of the University of Utah, where she received a B.S. degree in Communications. From July, 1991 through January, 1994, she was a reservation agent for Delta Airlines in Salt Lake City, Utah. Since then, she has been a homemaker. Ms. Wheeler has NASD series 6 and 63 licenses.

          Jeff Taylor, Director and Vice President. Mr. Taylor is 31 years of age. He graduated from Hiram Johnson High School in Sacramento, California, in 1983. From 1988 to 1991, he was employed as an auto painter at Fabrication Specialties in Sacramento. In 1991, Mr. Taylor moved his family to Utah. Mr. Taylor has an A.S. degree from Utah Valley State College and is currently enrolled in the College of Nursing at the University of Utah. He plans to pursue a masters degree in Nurse Anesthesia.

          Steven D. Moulton, Director and Secretary/Treasurer. Mr. Moulton is 34 years of age. He graduated from Olympus High School in Salt Lake City, Utah in 1980. From 1984 to 1990, he served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and Vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and Onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International Corporation, which is currently known as "Beachport Entertainment Corporation." Since 1995, he has served as director and executive officer of the Company (director and Secretary/Treasurer) and Wasatch International Corporation (director and President). Mr. Moulton resigned from his positions with Wasatch International Corporation in July, 1996. With the exception of Sagitta Ventures, Omni International Corporation and Wasatch International Corporation, none of these companies was subject to the reporting requirements of the Securities and Exchange Commission. Mr. Moulton owned and operated a Chem-Dry carpet cleaning franchise from 1991 to 1995. In addition, Mr. Moulton was the President and a director of the Company from its inception until his resignation on July 31, 1991.

Significant Employees.
----------------------

          The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company.

Family Relationships.
---------------------

          There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

               The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                SUMMARY COMPENSATION TABLE


                                                        Long Term Compensation

                              Annual Compensation       Awards      Payouts
-------------------------------------------------------------------------------------------------
(a)               (b)       (c)        (d)     (e)      (f)        (g)    (h)
     (i)
Name and        Year or                        Other
     All
Principal       Period       $          $      Annual Restricted  Option
LTIP      Other
Position        Ended       Salary     Bonus   Compen Stock       SAR's
Payouts   Compensation
                                               sation Awards($)    (#)     ($)
     ($)
-------------------------------------------------------------------------------------------------

Michelle Wheeler 6/30/95     0        0        0         0           0      0
     0
President        6/30/96     0        0        0         0           0      0
     0
Director        10/31/96     0        0        0         (1)         0      0
     0

Jeff Taylor      6/30/95     0        0        0         0           0      0
     0
Vice President,  6/30/96     0        0        0         0           0      0
     0
Director        10/31/96     0        0        0         (1)         0      0
     0


Steven D.
Moulton          6/30/95     0        0        0         0           0      0
     0
Sec./Treasurer,  6/30/96     0        0        0         (3)         0      0
     0
Director        10/31/96    $1,500(4) 0        0         (1),(2)     0      0
     0

Kevin Boyer,     6/30/95     0        0        0         0           0      0
     0
Former President 6/30/96     0        0        0         (3)         0      0
     0
Former Director 10/31/96     0        0        0         0           0      0
     0

Jay A. Tompkins  6/30/95     0        0        0         0           0      0
     0
Former President 6/30/96     0        0        0         0           0      0
     0
Former Director 10/31/96     0        0        0         0           0      0
     0

Diane Reed       6/30/95     0        0        0         0           0      0
     0
Former Vice Pres.6/30/96     0        0        0         0           0      0
     0
Former Director 10/31/96     0        0        0         (1)         0      0
     0


     (1) In October, 1996, 500,000 post-split "unregistered" and "restricted" shares of the Company's common stock were issued to each of these persons in consideration of services rendered. See the caption "Business Development,"
             Part I, Item 1 of this Registration Statement.

     (2) In September, 1996, the Company issued 3,000,000 post-split "unregistered" and "restricted" shares of common stock to QBC Holding Corporation, doing business as Wasatch Consulting Group ("Wasatch"), a corporation of which Mr. Moulton is the President, a director and a 9% stockholder, in consideration of services rendered and the payment of $10,000. See the caption "Business Development," Part I, Item 1 of this Registration Statement.

     (3) In October, 1995, 5,000,000 shares of "unregistered" and "restricted" common stock were issued to Wasatch and Blackstone in consideration of services rendered.
             At the same time, 2,000,000 "unregistered" and "restricted" shares were issued to Mr. Boyer, also in consideration of services rendered.

     (4) Commencing in October, 1996, the Company has paid Mr. Moulton a salary of $500 per month for services rendered to the Company.
             As of the date of this Registration Statements, these services include keeping the Company in good standing in the State of Nevada and assisting with the preparation of this Registration Statement and the Company's periodic reports under the 1934 Act. There is no written agreement between the Company and Mr. Moulton in this regard.


          With the exception of the sum of $500 per month payable to Mr. Moulton commencing in October, 1996, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended June 30, 1996, or 1995, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

           There are no plans whereby the Company would issue any of its securities to management, promoters, their affiliates or associates in consideration of services rendered or otherwise.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

          There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed fiscal year for any service provided as director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------------------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

           Nor are there any agreements or understandings for any director or executive officer to resign at the request of another person; none of the Company's directors or executive officers is acting on behalf of or will act at the direction of any other person.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

           There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, each of the current directors and executive officers and certain of the Company's former directors and executive officers has received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered and Wasatch, an entity that may be deemed to be an affiliate of Steven D. Moulton, has received an aggregate of 3,005,000 "unregistered" and "restricted" post-split shares in consideration of services rendered and the sum of $10,000. See the captions "Business Development" and "Executive Compensation" of this Registration Statement.

Certain Business Relationships.
-------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Indebtedness of Management.
---------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Parents of the Issuer.
----------------------

          The Company has no parents, except to the extent that Wasatch, the principal stockholder, may be deemed to be a parent of the Company. See the caption "Business Development" of this Registration Statement.

Transactions with Promoters.
----------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

          The Company has two classes of securities authorized, consisting of 100,000,000 authorized shares of one mill ($0.001) par value common voting stock and 10,000,000 authorized shares of one mill ($0.001) par value preferred stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

          The Company has authorized a class of preferred stock having a par value of one mill ($0.001) per share. A total of 10,000,000 shares of preferred stock are authorized but, as of the date of this Registration Statement, no rights or preferences have been assigned to these shares and no shares of preferred stock have been issued.

          There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.


                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------------------

Market Information.
-------------------

          There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or Wasatch may have a substantial adverse impact on any such public market. See the caption "Business" of this Registration Statement.

          There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          The sales of an aggregate of 5,012,000 "unregistered" and "restricted" post-split shares of common stock to Wasatch, Blackstone, and certain current and former directors and executive officers of the Company, were the only sales of any securities of the Company during the past three years. Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See the captions "Business Development" and "Recent Sales of Unregistered Securities" of this Registration Statement.

Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 126.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
------------------------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

          On October 24, 1995, the Company's Board of Directors unanimously voted to issue 5,000,000 "unregistered" and "restricted" pre-split shares of common stock each to Wasatch and Blackstone, in consideration of services rendered. On the same date, the Board of Directors unanimously resolved to issue 2,000,000 such shares to Kevin Boyer, also in consideration of services rendered.

          The stockholders and the Board of Directors authorized the issuance of 3,000,000 post-split "unregistered" and "restricted" shares of common stock to Wasatch in consideration of services rendered and the payment of $10,000 on September 14, 1996.

          On October 10, 1996, the Board of Directors voted to issue 500,000 post-split "unregistered" and "restricted" shares each to Diane Reed, Michelle Wheeler, Jeff Taylor and Steven D. Moulton in consideration of services rendered.

          These shares are fully-paid and have been issued to each of these entities. See the caption "Business Development" of this Registration Statement.

          With the exception of Wasatch and Blackstone, each of these entities is a current or former director and executive officer of the Company and had access to all material information regarding the Company prior to the offer or sale of these securities. In addition, Steven D. Moulton, who is the Secretary/Treasurer and a director of the Company, is the President, a director and a 9% stockholder of Wasatch. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

          Article VIII of the Company's Bylaws restates the above-referenced indemnification provisions of the NRS. This right to indemnification continues as to persons who have ceased to be agents of the Company and inures to the benefit of such persons' heirs, executors and administrators.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements
     October 31, 1996, June 30, 1996
     and 1995
     --------

     Independent Auditors' Report

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity
     (Deficit)

     Statements of Cash Flows

     Notes to the Financial Statements



                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:



Exhibit
Number      Description*
------      ------------

 2          Joint Consent of Directors of Icon
            Systems, Inc., a Utah corporation,
            and Icon Systems, Inc., a Nevada
            corporation**

 3.1        Articles of Incorporation of Loki
            Holding Corp., filed on August 26, 1987**

 3.2        Articles of Amendment to Articles of
            Incorporation, filed on August 4, 1988**

 3.3        Articles of Amendment to Articles of
            Incorporation, filed on June 25, 1990**

 3.4        Articles of Amendment to Articles of
            Incorporation, filed on March 27, 1991**

 3.5        Articles of Amendment to Articles of
            Incorporation, filed on April 17, 1991**

 3.6        Articles of Amendment to Articles of
            Incorporation, filed on September 27, 1991**

 3.7        Articles of Amendment to Articles of
            Incorporation, filed on September 18, 1996**

 3.8        Articles of Incorporation of Icon Systems,
            Inc., a Nevada corporation, filed on
            September 24, 1996**

 3.9        Bylaws of Icon Systems, Inc., a Nevada
            corporation**

 3.10       Certificate of Amendment to Articles of
            Incorporation, filed on October 28, 1996**

27          Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** These documents and related exhibits have been previously filed with the Securities and Exchange
               Commission and are incorporated herein by reference.





                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ICON SYSTEMS, INC.

Date:  03/24/97                            By /s/ Michelle Wheeler
      ----------                             ------------------------
                                             Michelle Wheeler, Director
                                             and President

Date:  03-25-97                            By /s/ Jeff Taylor
      ----------                             ------------------------
                                              Jeff Taylor, Director and Vice
                                             President


Date:  3/24/97                             By /s/ Steven D. Moulton
      ----------                             ------------------------
                                             Steven D. Moulton,
                                             Director and Secretary/Treasurer





                               JONES, JENSEN
            [LOGO}               & COMPANY
                            ------------------
                       CERTIFIED PUBLIC ACCOUNTANTS




                       INDEPENDENT AUDITORS' REPORT
                    ----------------------------------



The Board of Directors
Icon Systems, Inc.
(Formerly Tompkins Environmental Corporation)
Salt Lake City, Utah

We have audited the accompanying balance sheets of Icon Systems, Inc. (formerly Tompkins Environmental Corporation) (a development stage company) as of October 31, 1996 and June 30, 1996 and 1995, and the related statements of operations, stockholders' equity (deficit), and cash flows for the four months ended October 31, 1996 and for the years ended June 30, 1996, 1995 and 1994 and for the period from inception on August 26, 1987 through October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Icon Systems, Inc. (formerly Tompkins Environmental Corporation) (a development stage company) as of October 31, 1996 and June 30, 1996 and 1995, and the results of its operations and its cash flows for the four months ended October 31, 1996 and for the years ended June 30, 1996, 1995 and 1994 and for the period from inception on August 26, 1987 through October 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in the Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
November 19, 1996

       50 South Main Street, Suite 1450, Salt Lake City, Utah 84144
           Telephone (801) 3328-4408 * Facsimile (801) 328-4461

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)

                           FINANCIAL STATEMENTS

                 October 31, 1996, June 30, 1996 and 1995


PAGE

                              C O N T E N T S



Independent Auditors' Report......................................3

Balance Sheets....................................................4

Statements of Operations......................................... 5

Statements of Stockholders' Equity (Deficit)..................... 6

Statements of Cash Flow..........................................10

Notes to the Financial Statements................................12

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
                              Balance Sheets

                                  ASSETS
                              ---------------

                                                             June 30,
                                           October 31,   --------------------
                                             1996         1996         1995
                                          ------------   ---------  ----------
CURRENT ASSETS

  Cash                                    $     11,884   $    -     $    -
  Prepaid expenses                                 656        -          -
                                          ------------   ---------  ----------

     Total Current Assets                       12,540        -          -
                                          ------------   ---------- ----------
     TOTAL ASSETS                         $     12,540   $    -     $    -
                                          ============   ========== ==========


              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
             ------------------------------------------------
CURRENT LIABILITIES

  Accounts payable                        $      3,666    $    -     $    -

  Accrued interest                                  34         -          -

  Note payable - related
   party (Note 2)                               10,000         -          -
                                          -------------  ---------- ----------
     Total Current Liabilities                  13,700         -          -
                                          -------------  ---------- ----------

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock: 10,000,000
   preferred shares at $0.001 par
   value authorized; -0- outstanding                 -         -          -

  Common stock authorized: 100,000,000
   common shares at $0.001 par value;
   at October 31, 1996 and June 30,
   1996 and 1995; 5,027,563, 27,563
   and 12,633 shares issued and
   outstanding, respectively                    5,027           27         10
  Capital in excess of par value              356,038      344,438    332,455
  Deficit accumulated during the
   development stage                         (362,225)    (344,465)  (332,465)
                                          -------------  ----------- ---------
     Total Stockholders'
      Equity (Deficit)                         (1,160)          -         -
                                          -------------  ----------- ---------
   TOTAL LIABILITIES, AND
      STOCKHOLDERS EQUITY (DEFICIT)        $   12,540     $     -    $    -
                                          =============  =========== =========

The accompanying notes are an integral part of these financial statements.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
                         Statements of Operations

                                                               From Inception
                    For the Four                               on August 26,
                    Months Ended  For the Years Ended June 30,  1987 through
                    October 31,  ----------------------------  October 31,
                    1996         1996        1995        1994  1996
                    ----         ----        ----        ----  ----
REVENUES            $  -         $  -        $  -        $  -  $  -
                    ------       ------      ------      ----- -------
EXPENSES
 General and
  administrative     (17,726)       -           -           -   (17,726)
                     --------    ------      ------      -----  --------

OTHER INCOME
    (EXPENSES)

   Interest expenses     (34)       -           -           -       (34)
                         ----    ------      ------      -----  --------

     Total Other Income
      Income (Expenses)  (34)       -           -           -       (34)
                         ----    ------      ------      -----  --------
Income (Loss) From
  Continuing Operations
                     (17,760)       -           -           -   (17,760)
                     --------    -------     ------      -----  --------

Income (Loss) From
 Discontinued
  Operations           -         (12,000)       -           -  (344,465)
                     --------    --------    ------      ----- ---------

NET LOSS            $(17,760)   $(12,000)    $  -        $  - $(362,225)
                    =========   =========    ======      ===== =========

LOSS PER SHARE      $  (0.01)   $  (0.53)    $ (0.00)     $(0.00)
                    =========   ========     ========     =======

WEIGHTED AVERAGE
  NUMBER OF SHARES 1,515,368      22,859      12,633      12,633
                   =========      ======      ======      ======



The accompanying notes are an integral part of these financial statements.

                             ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
               Statements of Stockholders' Equity (Deficit)


                                                                   Deficit
                                                                   Accumulated
                                   Common Stock       Capital in   During the
                                 -------------------  Excess of    Development
                                 Shares     Amount    Par Value    Stage
                                 --------  ---------  ------------ -----------
Balance at inception on
 August 26, 1987                    -      $    -     $    -       $    -

Issuance of 12 shares of common
 stock to an officer for cash
 valued at approximately $83.33
 per share                            12        -          1,000        -

Net loss from inception on
 August 26, 1987 through
 June 30, 1988                       -          -          -             (914)
                                 --------- ---------  ------------  ----------
Balance, June 30, 1988                12        -          1,000         (914)

Net loss for the year ended
 June 30, 1988                       -          -          -           (2,299)
                                 --------- ---------- ------------- ----------
Balance, June 30, 1989                12        -          1,000       (3,213)

Issuance of 65 shares of common
 stock for cash, valued at
 approximately $48.46 per share       65        -          3,150         -

Issuance of 125 shares of
 common stock to shareholder
 for office equipment and stock
 of Alco Investment Corporation
 and cash of $750                    125        -          7,840         -

Net loss for the year ended
 June 30, 1990                       -          -          -           (3,245)
                                 ----------- --------- ----------  -----------
Balance, June 30, 1990               202     $  -      $   11,990  $   (6,458)
                                 ----------- --------- ----------  -----------



The accompanying notes are an integral part of these financial statements.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) (Continued)


                                                                  Deficit
                                                                  Accumulated
                                 Common Stock         Capital in  During the
                               ---------------------  Excess of   Development
                               Shares        Amount   Par Value   Stage
                               ---------- ----------  ----------  ----------
Balance, June 30, 1990               202  $    -      $   11,990  $  (6,458)

Contribution of non-marketable
 securities by officer                -        -             750          -

Contribution and cancellation of
 shares by officer                  (106)      -               -          -

Issuance of 6 shares for cash
 valued at approximately $333.33
 per share                             6       -           2,000          -

Issuance of 246 shares of
 common stock to shareholder
 and 500 shares of common
 stock to QBC Holding Corp.
 for $600 in cash                    747         1           599          -

Expenses paid on behalf of
 the Company by shareholder           -        -           1,636          -

Net loss for the year ended
 June 30, 1991                        -        -               -     (10,518)
                               ----------  ----------  ----------  ----------
Balance, June 30, 1991               849         1        16,975     (16,976)

Shares contributed to the
 Company and canceled by
 the shareholders                   (788)       (1)            1         -
Purchase of subsidiary for the
 issuance of 12,569 shares of
 common stock valued at
 approximately $25.10 per share   12,569        10       315,479         -
Net loss for the year ended
 June 30, 1992                        -         -              -    (276,103)
                               ----------  ----------  ----------  ----------
Balance, June 30, 1992            12,630   $    10     $ 332,455   $(293,079)
                               ----------  ----------  ----------  ----------

The accompanying notes are an integral part of these financial statements.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) (Continued)


                                                                   Deficit
                                                                   Accumulated
                                     Common Stock      Capital in  During the
                               ----------------------  Excess of   Development
                               Shares          Amount  Par Value   Stage
                               ----------  ----------  ----------  -----------

Balance, June 30, 1992             12,630  $      10   $ 332,455   $ (293,079)

Net loss for the year ended
 June 30, 1993                         -           -          -       (39,386)
                               ----------  ----------  ----------  -----------
Balance, June 30, 1993             12,630         10     332,455     (332,465)

Net loss for the year ended
 June 30, 1994                         -           -          -             -
                               ----------  ----------  ----------  -----------
Balance, June 30, 1994             12,630         10     332,455     (332,465)

Net loss for the year ended
 June 30, 1995                         -           -          -             -
                               ----------  ----------  ----------  -----------
Balance, June 30, 1995             12,630         10     332,455     (332,465)

Issuance of 14,933 shares of
 common stock for services
 rendered valued at approximately
 $0.80 per share                   14,933         17      11,983           -

Net loss for the year ended
 June 30, 1996                         -           -          -       (12,000)
                               -----------  ----------  ----------  ----------
Balance, June 30, 1996             27,563   $     27    $344,438    $(344,465)
                               -----------  ----------  ---------   ----------

The accompanying notes are an integral part of these financial statements.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) (Continued)


                                                                  Deficit
                                                                  Accumulated
                                  Common Stock        Capital in  During the
                             -----------------------  Excess of   Development
                                Shares       Amount   Par Value   Stage
                             -----------  ----------  ----------  -----------
Balance, June 30, 1996          27,563    $      27   $ 344,438   $ (344,465)

Issuance of 3,000,000 shares
 of common stock for cash
 valued at approximately
 $0.0033 per share           3,000,000        3,000       7,000           -

Issuance of 2,000,000 shares of
 common stock for services
 rendered valued at $0.0033
 per share                   2,000,000        2,000       4,600           -


Net loss for the four
 months ended
 October 31, 1996                  -             -           -        (17,760)
                             ----------   ----------  ----------  ------------
Balance, October 31, 1996    5,027,563    $   5,027   $ 356,038   $  (362,225)
                             ==========   ==========  ==========  ============


The accompanying notes are an integral part of these financial statements.

                               ICON SYSTEMS, INC.
                 (Formerly Tompkins Environmental Corporation)
                         (A Development Stage Company)
                            Statements of Cash Flows

                                                                From Inception
                     For the Four                               on August 26,
                     Months Ended  For the Years Ended June 30, 1987 Through
                      October 31,   ---------------------------- October 31,
                     1996            1995       1994      1996  1996
                     ----            ----       ----      ----  ----
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net loss           $(17,760)       $(12,000)  $ -       $ -   $(362,225)
  Depreciation          -               -         -         -      59,907
  Stock issued for
  services              6,600          12,000     -         -      18,600
  Loss on disposition
  of assets             -               -         -         -       9,352
  (Increase) decrease in
    prepaid expenses and
    other assets         (656)          -         -         -        (656)
  Increase (decrease) in
   accounts payable     3,666           -         -         -       3,666
  Increase (decrease) in
   accrued interest        34           -         -         -          34
                           --         -----     -----     -----        ---

    Cash Provided (Used)
    by Operating
    Activities         (8,116)          -         -         -    (271,322)
                       -------        -----     -----     -----  ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchase of equipment  -              -         -         -     (13,368)
  Sale of equipment      -              -         -         -       7,090
                       -----          -----     -----     ------    -----

   Cash Provided (Used)
   by Investing
   Activities            -              -         -         -      (6,278)
                       -----          ------    -----     -----    -------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Proceeds from notes
   payable             10,000           -         -         -     160,000
  Payment on notes
  payable                -              -         -         -     (43,764)
  Payment of loan from
   officer               -              -         -         -     (61,884)
  Issuance of common
  stock                10,000           -         -         -     158,382
  Proceeds of loan from
   officer               -              -         -         -      76,750
                       -----          -----     -----     -----    ------
    Cash Provided (Used)
    by Financing
    Activities        $20,000         $ -       $ -       $ -    $289,484
                      -------         -----     -----     -----  --------


The accompanying notes are an integral part of these financial statements.

                               ICON SYSTEMS, INC.
                 (Formerly Tompkins Environmental Corporation)
                         (A Development Stage Company)
                      Statements of Cash Flows (Continued)

                                                                From Inception
                   For the Four                                on August 26,
                   Months Ended   For the Years Ended June 30, 1987 Through
                   October 31,    ---------------------------- October 31,
                   1996         1996         1995       1994   1996
                   ----         ----         ----       ----   ----
NET INCREASE (DECREASE)
 IN CASH           $ 11,884     $ -          $ -        $ -    $ 11,884

CASH AT BEGINNING OF
 PERIOD              -            -            -          -       -
                   -----        -----        ------     -----   -----

CASH AT END OF
PERIOD             $ 11,884     $ -          $ -        $ -    $ 11,884
                   ========     =====        =====      =====  ========

Cash Payments For:

  Income taxes     $ -          $ -          $ -        $ -    $  -
  Interest         $ -          $ -          $ -        $ -    $  -

Non Cash Financing
  Activities:

  Stock issued for
  services         $  6,600     $ 12,000     $ -       $ -     $ 18,600
  Stock issued for
   equipment       $ -          $ -          $ -       $ -     $  7,214
  Stock issued for
   subsidiary      $ -          $ -          $ -       $ -     $315,489


   The accompanying notes are an integral part of these financial statements.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 October 31, 1996, June 30, 1996 and 1995


NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

The financial statements presented are those of Icon Systems, Inc. (formerly Tompkins Environmental Corporation). The Company was incorporated as Loki Holding Corporation under the laws of the State of Utah on August 26, 1987 and on August 4, 1988 changed its name to Quazon Investment Corporation. On April 15, 1988 the Company became a wholly-owned subsidiary of Loki Holding Corporation (formerly Dynamic Video, Inc.). On May 25, 1990 the Company was "spun off" in a partial liquidating dividend. In June of 1990 the Company acquired Alco Investment Corporation. On January 7, 1991 the Company sold Alco Investment Corporation to a company owned by a major shareholder. On September 24, 1996, the Company changed its name to Icon Systems, Inc. and changed its State of incorporation to Nevada.

On August 15, 1991 the Company acquired all of the shares of Tompkins Environmental Corporation (Tompkins) in exchange for 10,000,000 pre-split shares of the Company's authorized but previously unissued common stock (See
Note 2). The Company's name was changed to Tompkins Environmental Corporation. The Company was engaged in disaster cleanup operations. On October 25, 1995, Tompkins was involuntarily dissolved and abandoned. All operations associated with Tompkins have been accounted for as discontinued operations.

Currently the Company is seeking new business opportunities believed to hold a potential profit or to merge with an existing company.

b.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a June 30 year end.

c.  Income (Loss) Per Share

The computations of income (loss) per share of common stock are based on the weighted average number of shares issued and outstanding at the date of the financial statements.

d.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 October 31, 1996, June 30, 1996 and 1995

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.  Provision for Taxes

At October 31, 1996, the Company had a net operating loss carryforward totaling approximately $358,000 that may be offset against future taxable income through 2011. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 2 -   RELATED PARTY TRANSACTIONS

In October, 1996, a shareholder loaned the Company $10,000 to cover operating expenses. The note payable is due on demand and accrues interest at 10% annually. The amount due to the shareholder at October 31, 1996 was $10,000 with accrued interest of $34.

On October 24, 1995, the Company issued 12,442 to officers and directors of the Company for services rendered valued at $0.0033 per share (See Note 5).

On September 14, 1996, the Company issued 3,000,000 post-split shares of restricted common stock for cash to a company owned by an officer for total consideration of $10,000.

On October 10, 1996, the Company issued 2,000,000 post-split shares of restricted common stock to officers and directors of the Company for services valued at $0.0033 per share.

NOTE 3 -   GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 -  REVERSE STOCK SPLIT

On September 14, 1996, the shareholders of the Company approved a 1-for-1,000 reverse stock split while retaining the authorized shares at 100,000,000 and retaining the par value at $0.001. This change has been applied to the financial statements on a retroactive basis back to inception. The Company provided that no shareholder would be reduced below 50 shares, accordingly, 5,413 post-split fractional shares were issued. These shares have been allocated pro-rata to previous stock issuances.

                            ICON SYSTEMS, INC.
               (Formerly Tompkins Environmental Corporation)
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 October 31, 1996, June 30, 1996 and 1995


NOTE 5 -  ISSUANCES OF COMMON STOCK

At the Company's inception, the Board of Directors authorized the issuance of 12 restricted shares of its common stock to an executive officer who may be deemed to have been a promoter or founder of the Company for the total consideration of $1,000.

On September 27, 1989, the Company became authorized to do business in the State of Utah as Quazon International Corporation and changed its business purpose to consulting in mergers and acquisitions. On September 28, 1989 the Company issued 65 shares of restricted common stock to Loki Holding Corporation (formerly Dynamic Video, Inc.) for $3,150 cash.

In June of 1990 the Company issued 125 shares of common stock to an officer for equipment recorded at its depreciated cost of $7,090 and cash of $750. On September 28, 1990 the officer contributed back to the Company 106 shares.

In September of 1990 the Company issued 6 shares of restricted common stock to a shareholder for $2,000 in cash.

In January of 1991 the Company issued 747 shares of restricted common stock to a shareholder for $600 in cash, and 500 shares of restricted common stock to QBC Holding Corp. recorded at predecessor cost of $-0-.

In the year ended 1992 a shareholder contributed back to the Company 788 shares of restricted common stock.

On August 15, 1991 the Company issued 12,569 shares of restricted common stock valued at predecessor cost of $25.10 per share for the purchase of Tompkins Environmental Corporation.

On October 24, 1995, the Company issued 14,933 shares of restricted common stock for services rendered valued at $0.80 per share.

On September 14, 1996, the Company issued 3,000,000 shares of restricted common stock for cash of $0.0033 per share or total consideration of $10,000.

On October 10, 1996, the Company issued 2,000,000 shares of restricted common stock for services rendered valued at $0.0033 per share.